

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Shannon Wilkinson
Chief Executive Officer
Tego Cyber, Inc.
8565 South Eastern Avenue
Suite 150
Las Vegas, Nevada 89123

> **Re: Tego Cyber, Inc.**
> **Form 10-K for the year ended June 30, 2021 filed on September 28, 2021**
> **File No. 333-248929, and**
> **Form 10-Q for the Quarterly Period Ended December 31, 2021, filed on February 14, 2022**
> **File No. 000-56370**

Dear Ms. Wilkinson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology